UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0058 Expires: August 31, 2015 Estimated average burden hours per response 2.50

FORM 12b-25	SEC FILE NUMBER 000-54769

NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check One): ☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

ChinAmerica Andy Movie Entertainment Media Co.
Full Name of Registrant

Former Name if Applicable
15500 Roosevelt Blvd. Suite 305
Address of Principal Executive Office (Street and Number)
Clearwater, FL 33760
City, State and Zip Code
PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b)       The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Registrant is required to file its Form 10-K for the fiscal year ended December 31, 2014 ("Form 10-K") on or before March 31, 2015.  Registrant filed its Form 10-K at approximately 5:48 p.m. EDT on March 31, 2015, which was 18 minutes past the cut-off time in order to be deemed filed on March 31, 2015.  Registrant was not able to file its Form 10-K approximately 18 minutes sooner because of unanticipated delays in making final revisions to the unfinished draft of the Form 10-K, and such delays could not be eliminated by Registrant without unreasonable effort and expense.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Tina Donnelly	941	224-6975
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	☒ Yes	☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	☐ Yes	☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ChinAmerica Andy Movie Entertainment Media Co.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2015	By	/s/ Andy Z. Fan
Andy Z. Fan, President and Chief Operations Officer